

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

Via E-mail
Melvin E. Wentz
Chief Executive Officer
Wind Energy America, Inc.
12100 Singletree Lane, Suite 100
Eden Prairie, MN 55344

> **Re:** **Wind Energy America, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 30, 2011**
> **File No. 000-09996**

Dear Mr. Wentz:

We issued comments to you on the above captioned filing on April 1, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 13, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 13, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Scott Stringer, Staff Accountant, at (202) 551-3272, if you have any questions. In his absence, please direct your questions to me at (202) 551-3377.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief